EXHIBIT 99.1

Molecular Partners Publishes Invitation to Annual General Meeting 2022

ZURICH-SCHLIEREN, Switzerland and CONCORD, Mass., March 17, 2022 (GLOBE NEWSWIRE) -- Molecular Partners AG (SIX: MOLN, NASDAQ: MOLN), a clinical-stage biotech company developing a new class of custom-built protein drugs known as DARPin therapeutics, today published the invitation to the Annual General Meeting 2022.

The Annual General Meeting will be held on Wednesday, April 13, 2022, 2pm CET, at the registered office of Molecular Partners AG, Wagistrasse 14, 8952 Schlieren, Switzerland.

In deference to the ongoing pandemic situation, the Board of Directors of Molecular Partners AG has decided to conduct the Annual General Meeting without the physical presence of shareholders. As a result, shareholders of Molecular Partners AG may exercise their rights at the Annual General Meeting exclusively via written or electronically submitted instructions to the independent proxy.

  Invitation to the Annual General Meeting 2022 with the corresponding agenda items
  Einladung zur Generalversammlung 2022 mit den zugehörigen Traktandenpunkten

Financial calendar

April 13, 2022	Annual General Meeting
May 12, 2022	Interim Management Statement Q1 2022
August 25, 2022	Half-year results 2022 (unaudited)
October 27, 2022	Interim Management Statement Q3 2022

The latest timing of the above events can always be viewed on the investor section of the website.

About Molecular Partners AG
Molecular Partners AG is a clinical-stage biotech company developing DARPin therapeutics, a new class of custom-built protein drugs designed to address challenges current modalities cannot. The Company has formed partnerships with leading pharmaceutical companies to advance DARPin therapeutics in the areas of infectious disease oncology, and ophthalmology, and has compounds in various stages of clinical and preclinical development across multiple therapeutic areas. www.molecularpartners.com; Find us on Twitter - @MolecularPrtnrs

For further details, please contact:

Seth Lewis
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Shai Biran, Ph.D.
shai.biran@molecularpartners.com
Tel: +1 978 254 6286

Thomas Schneckenburger, European IR & Media
thomas.schneckenburger@molecularpartners.com
Tel: +41 79 407 9952